3/11/02

02007552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 143

SEC FILE NUMBER
8-46726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAHN CAPITAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

New York, N.Y. 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Stewart CAHN 212-355-0296
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berman & Sosman, LLC
(Name — *if individual, state last, first, middle name*)

2492 Merrick Road Bellmore, N.Y. 11710
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, W. Stewart Cahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cahn Capital Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

W. Stewart Cahn
Signature

President
Title

Stuart Shorestein
Notary Public

STUART SHORESTEIN
Notary Public, State of New York
No. 02-4780779
Qualified in New York County
Commission Expires December 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAHN CAPITAL CORP.

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

YEAR ENDED DECEMBER 31, 2001

AND

INDEPENDENT AUDITORS' REPORT

BERMAN & SOSMAN, LLC.
Certified Public Accountants

CAHN CAPITAL CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001


RECEIVED
MAR 0 1 2002
143
PROCESSING
SECTION
D.C.

TABLE OF CONTENTS

BERMAN & SOSMAN, LLC.
Certified Public Accountants

BERMAN & SOSMAN, LLC.
Certified Public Accountants

450 7th Avenue
Suite 949
New York, NY 10123

ALL CORRESPONDENCE TO:
2492 Merrick Road
Bellmore, New York 11710
Tel (516) 826-7600
Fax (516) 826-4343

2079 East 65th Street
Brooklyn, NY 11234

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER OF CAHN CAPITAL CORP.

We have audited the accompanying balance sheet of CAHN CAPITAL CORP. as of December 31, 2001 and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAHN CAPITAL CORP. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



Berman & Sosman, LLC

Bellmore, New York
January 31, 2002

CAHN CAPITAL CORP.

BALANCE SHEET

DECEMBER 31, 2001

A S S E T S

Current assets		
Cash	$15,499	
Prepaid expenses	6,288	
Total current assets		$21,787
Property and equipment - at cost, less accumulated depreciation and amortization of $36,976		8,816
Other assets		
Investments	33,100	
Security deposits	10,181	
Total other assets		43,281
		$73,884

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Payroll taxes payable	$184	
Accrued expenses	100	
Total current liabilities		$284
Stockholder's equity		
Common stock, no par value		
Authorized: 200 shares		
Issued and outstanding: 20 shares	1,000	
Additional paid-in capital	31,350	
Retained earnings	41,250	
		73,600
		$73,884

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2001

	Amount	Percent
Revenues		
Fee income	$392,925	
Other income	7,630	
	400,555	100.0
Operating expenses	398,617	99.5
Income before income taxes	1,938	0.5
Income taxes	2,432	0.6
Net loss	(494)	(0.1)
Retained earnings, beginning of year	41,744	
Retained earnings, end of year	$41,250	

The accompanying notes are an integral part of these financial statements.

BERMAN & SOSMAN, LLC.
Certified Public Accountants

CAHN CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Operating activities	
Net loss	($494)
Adjustments to reconcile net loss to net cash used for operating activities	
Depreciation and amortization	903
Changes in assets and liabilities	
Prepaid expenses	(4,312)
Accrued expenses	72
Net cash used for operating activities	(3,831)
Investing activities	
Purchase of property assets	(5,363)
Decrease in cash	(9,194)
Cash, beginning of year	24,693
Cash, end of year	$15,499
Supplemental cash flows information	
Income taxes paid	$2,076

The accompanying notes are an integral part of these financial statements.

1 - SIGNIFICANT ACCOUNTING POLICIES

General

The Company provides investment banking services and is a member of the National Association of Securities Dealers Inc.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Income taxes

The Company has elected S corporation status for Federal and New York State tax purposes. Under these elections, the Company's taxable income is reportable on the stockholder's individual income tax return, and the Company makes no provisions for Federal and New York State income taxes. Provision are made for New York State S Corporation franchise tax and New York City general corporation tax.

2 - INVESTMENTS

Pursuant to a Private Placement Memorandum, the Company acquired 1000 shares of The Nasdaq Stock Market, Inc. common stock in November 2000 for $13,000. The Company also aquired, in March and November 2000, for $20,100 warrants with rights to purchase common stock at a later date. The shares and warrants are classified as investments.

There is no active market for the shares.

3 - LEASE COMMITMENT

The Company leases its office facilities under an operating lease expiring December 31, 2006. The lease requires additional rent payments based on increases in real estate taxes and certain operating expenses over base period amounts. Future minimum rent payments are approximately as follows:

Calendar Year	Amount
2002	$49,000
2003	49,000
2004	55,000
2005	55,000
2006	55,000
	$263,000

Rent expense expense for the year ended December 31, 2000, net of $26,577 received from a sub-tenant occupying the facilities, was $27,248.

BERMAN & SOSMAN, LLC.
Certified Public Accountants

450 7th Avenue
Suite 949
New York, NY 10123

ALL CORRESPONDENCE TO:
2492 Merrick Road
Bellmore, New York 11710
Tel (516) 826-7600
Fax (516) 826-4343

2079 East 65th Street
Brooklyn, NY 11234

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION

TO THE STOCKHOLDER OF CAHN CAPITAL CORP.

Our audit of the basic financial statements in the preceding section of this report was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information shown on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berman & Sosman LLC

Berman & Sosman, LLC

Bellmore, New York
January 31, 2002

CAHN CAPITAL CORP.

SCHEDULE OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2001

Salaries and wages	$266,689
Payroll taxes and related expenses	16,092
Rent	27,248
Professional fees	33,913
Insurance	15,256
Travel	7,126
Telephone	5,680
Printing and postage	6,901
Dues and subscriptions	5,227
Office expenses	7,934
Promotiom and entertainment	2,146
Auto expenses	1,182
Donations	100
Depreciation and amortization	903
Miscellaneous	2,220
	$398,617

See Independent Auditors' Report on Accompanying Information.

BERMAN & SOSMAN, LLC.
Certified Public Accountants

CAHN CAPITAL CORP.

NET CAPITAL COMPUTATION

DECEMBER 31, 2001

Total Ownership Equity		$73,600
Total Non Allowable Assets		
Security deposits	$10,181	
Property assets	8,816	
Prepaid expenses	6,288	
Investments	33,100	
Total non allowable assets		58,385
Net Capital Before Haircuts		15,215
Haircuts on Securities		0
Total Net Capital		15,215
Net Capital Requirement		5,000
Excess Net Capital		$10,215